Exhibit 99.2

Arris Resources Inc

(Formerly Bassett Ventures Inc.)

Financial Statements

(Stated in Canadian Dollars)

Three Months Ended March 31, 2008

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Balance Sheets

March 31, 2008 and December 31, 2007

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	March 31, 2008	December 31, 2007
	$	$

ASSETS

Current Assets
Cash and cash Equialents	763,486	764,583
Amounts Receivable	3,363	2,104
	766,849	766,687

Oil and gas property (note 3)	151,440	150,000
Equipment (note 4)	5,289	5,653

	923,578	922,340

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	147,815	148,558
Due to/from related parties	528	-
	148,343	148,558

SHAREHOLDER'S EQUITY
Share Capital (note 5(a))	2,216,302	2,216,302
Contributed Surplus	670,374	670,374
Deficit	(2,111,441)	(2,112,894)
	775,235	773,782

	923,578	922,340

Continuance of Operations (note 1)

Approved by the Board of Directors:

Director	Director

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Statements of Operations and Deficit

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	For three months ending March
	31,
	2008	2007

Expenses

Administrative	-	3,392
Amortization	364	455
Bank charges	120	122
Management and consulting	-	-
Office	20	2,541
Professional fees	1,300	1,434
Rent	-	-
Trust and filing fees	1,675	4,353
Wages and benefits	-	29

Loss before other items:	(3,479)	(12,326)
Interest income	4,932	5,731

Net loss from continuing operations	1,453	(6,595)

Basic and diluted loss per common share	(0.00)	(0.00)

Weighted average number of common shares outstanding	7,293,368	9,216,843

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Statements of Cash Flows

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	For the three months ended
	March 31,
	2008	2007

Cash provided by (Used for):

Operating Activities
Net loss for the year from continuing operations	1,453	(6,595)
Adjustment for items which do not involve cash:
Amortization	364	455
	1,817	(6,140)

Change in non-cash working capital components:
Amounts receivable	(731)	2,477
Accounts payable and accured liabilites	(743)	1,851
	343	(1,812)

Investing Activities
Purchase of equipments	-	-
Oil and gas property Acquisition	-	(151,800)
Defered cost	(1,440)	-

Financing Activities
Common shares issued for cash, net of issue costs	-	-

Increase (decrease) in cash and cash equivalents from continuing operations	(1,097)	(153,612)

Cash and cash equivalents from continued operations, beginning of year.	764,583	558,158

Cash and cash equivalents, end of year	763,486	404,546

See accompanying notes to the financial statements

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the province of British Columbia, Canada and currently holds an interest in an oil and gas project in Alberta, Canada. The Consolidated Financial Statements include the accounts of Arris Resources Inc. and its wholly-owned inactive subsidiaries, Arris Oil & Gas Inc. and Arris Minerals Inc.

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

On June 13, 2007, the Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

As at March 31, 2007, the Company has a working capital of $763,486 (2007 – $404,546) and has accumulated operating deficit of $2,111,441. The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 10, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”).  Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of one year or less.

Equipment

Office furniture and computer equipment are recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% and 30% respectively.  Leasehold improvements are amortized on a straight-line basis over six years.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (continued)

Oil & Gas Property

Oil and natural gas properties are accounted for using the successful effort method of accounting. Geological and geophysical costs are expensed in the period in which they are incurred and costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proven reserves or where one year has elapsed since the completion of drilling and efforts to establish proved reserves are not practical. All other costs of exploring and developing proven reserves are capitalized as oil and gas properties.

Oil and gas properties are depleted using the unit-of-production method. Unit-of-production rates are based on proven developed reserves, which are reserves estimated to be recovered from existing facilities using current operating methods. Unproved properties are not subject to depletion.

Oil and gas properties are assessed, at least annually, for impairment to ensure that the carrying value of the property on the balance sheet is recoverable. If a property's carrying value exceeds the sum of undiscounted future cash flows resulting from its use and eventual disposition, its value is impaired. An impairment loss is recognized for the amount by which the carrying value exceeds its recoverable amount. This loss is charged to depletion expense.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at December 31, 2006, the Company does not have any asset retirement obligations.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year.  Diluted loss per share is not presented, as it is anti-dilutive to the loss per share figures.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Changes in Accounting Policies

Effective January 1, 2007 the Company adopted the new recommendations from the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 1530, Comprehensive Income; Section 3861, Financial Instruments - Disclosure and Presentation; Section 3251, Equity and Section 3865, Hedges. The adoption of these new financial instruments standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transitional adjustments that have been recorded in opening accumulated other comprehensive income as described below. The components of equity and changes thereto have been disclosed. The standards are applied retroactively with prospective presentation except for adjustments relating to cumulative translation adjustments to account for foreign self-sustaining subsidiaries, which are applied and presented retroactively. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

(a) CICA 1530 - Comprehensive Income and equity

Section 1530 of the CICA Handbook introduced a new requirement effective for fiscal years beginning on or after October 1, 2006 to temporarily present gains and losses from changes in fair value outside net income. Comprehensive income is described as the change in a company's net assets that results from transactions, events and circumstances related to sources other than the company's shareholders. The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is effective for fiscal years beginning on or after October 1, 2006. The Company has adopted this policy effective January 1, 2007, but the results of both comprehensive income and accumulated comprehensive income are not material to the financial statements and therefore no additional disclosure has been included.

(b) CICA 3855 - Financial assets and financial liabilities

Under Section 3855, financial assets and financial liabilities are initially recognized at fair value and are subsequently measured based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. The classification generally cannot be changed subsequent to the designation at the initial recognition of the instruments.

Held for trading

Financial assets that are purchased and held with the intention of generating profits in the near term are classified as held for trading. These instruments are accounted for at fair value with the change in fair value recognized in net earnings during the period. Cash and cash equivalents were classified as held for trading, as these instruments are highly liquid, are readily convertible to known amounts of cash, and are so near maturity that there is no significant risk of changes in value due to rate changes.

Loans and receivables

Accounts receivable and accrued revenues are designated as "loans and receivables".

Other Liabilities

Accounts payable and long-term debt are designated as "other liabilities".

Held-to-maturity

Securities that have a fixed maturity date and which the Company has a positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. No investments were classified as held-to-maturity on January 1, 2007.

Available-for-sale

Financial assets designated to be available-for-sale or not designated as one of the above categories are classified as available-for-sale. These assets are accounted for at fair value, with changes in fair value recognized in other comprehensive income. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income is removed and recognized in net earnings. Gains and losses realized on disposal of available-for-sale securities are recognized in net earnings. No investments were classified as available-for-sale on January 1, 2007.

(c) CICA 3861 - Financial Instruments

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements issued and not yet adopted. The following accounting standards will apply to fiscal periods commencing on or after October 1, 2007:

Section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's objectives, policies and processes for how it manages its capital. A company must also disclose qualitative data about what the entity regards as capital; and whether the company has complied with any capital requirements and if not, the consequences of such non-compliance. The Company will adopt this new standard effective January 1, 2008.

Section 3862, "Financial Instruments - Disclosures". This section describes the required disclosures to evaluate the significance of financial instruments for the entity's financial position and performance as well as the nature and extent of risks arising from both recognized and unrecognized financial instruments to which the entity is exposed and how the entity manages those risks. The Company will adopt this new standard effective January 1, 2008.

Section 3863, "Financial Instruments - Presentation". This section establishes standards for presentation of financial instruments and non-financial derivatives. It details the presentation of the standards described in Section 3861, "Financial Instruments - Disclosures and Presentation". The Company will adopt this new standard effective January 1, 2008.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's financial statements is not yet determinable.

3.

OIL& GAS PROPERTY

Alexander, Alberta:

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held and average 40% working interests in the expired land.

4.

EQUIPMENT

			March 31, 2008	December 31 2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Furniture and fixtures	3,414	1,257	2,157	2,305
Computer equipment	5,954	4,293	1,661	1,771
Leasehold improvements	2,522	1,051	1,471	1,577

	11,890	6,601	5,289	7,653

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

5.

SHARE CAPITAL

a)

Authorized share capital consists of unlimited common shares without par value.

	Number of Shares	$
Balance, December 31, 2006	9,216,843	1,830,287
Exercise of warrants	1,000,000	132,420
Share capital consolidation (1)	(8,173,475)
Private placements (2)	5,250,000	254,604
Share subscription receivables		(1,009)
Balance, December 31, 2007 and March 31, 2008	7,293,368	2,216,302

(1) On July 11, 2007, the Company consolidated its share capital on a 5:1 basis.

              (2) Net of share issue costs of $22,441

b)

Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for the quarter ending March 31, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Outstanding at December 31, 2006	402,333	0.96
Expired/Cancelled/Consolidated	(402.333)	0.96
Outstanding at December 31, 2007	-	-
Expired/Cancelled/Consolidated	-	-

Outstanding at March 31, 2008	-	-

As at March 31, 2008, there were no options outstanding.

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

Notes to Consolidated Financial Statements

Three months ended March 31, 2008 and 2007

(Stated in Canadian dollars)

(Unaudited – Prepared by Management)

5. SHARE CAPITAL (continued)

  c)

 Warrants

The following is a summary of Company’s outstanding warrants as of March 31, 2007.

	Number of Shares	Weighted Average Exercise Price
		$
Balance at December 31, 2005	-	-
Granted	5,000,000	0.16
Balance at December 31, 2006	5,000,000	0.16 (1)
Exercised	(1,000,000)	0.16 (1)
Consolidated	(3,200,000)	0.68 (1)
Granted	5,250,000	0.07
Balance at December 31, 2007 (2) and March 31, 2008	6,050,000	0.15

(1)

Adjusted for the 5:1 share consolidation on July 11, 2007

(2)

At December 31, 2007 the weighted average remaining life of warrants outstanding is 1.42 years.

6.

SUBSEQUENT EVENTS

On April 8, 2008, Lucky Janda joined Arris Resources Inc. as Director and President. Mr. Janda replaced Deepen Ram as director, who has resigned from the board for personal reasons. Mr. Janda also replaced Curt Huber as President of the Company. Mr. Huber will continue to serve as a Director of the company.

Mr. Janda is a local businessman with over 20 years of experience in public companies and real estate development. Previously, he held numerous board positions with public companies as a director and/or senior officer.

Mr. Janda holds a Bachelor of Economics degree from the University of British Columbia and holds a several positions with community charitable organizations.